Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIRD QUARTERLY REPORT OF 2017

Summary

The 2017 third quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the "Group") was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the 2017 third quarterly report of the Company.

1.3	The responsible person of the Company, Mr. Wang Chang Shun (Chairman), the responsible person of the Company and the finance work of the Company, Mr. Tan Wan Geng (Vice Chairman and President of the Company), and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The 2017 third quarterly report of the Company is unaudited.

2	Principle Information of the Company

2.1	Major financial data

Unit: Million     Currency: RMB

	30 September 2017	31 December 2016	Increase/ (decrease) (%)
Total assets	211,334	200,461	5.42
Net assets attributable to the shareholders of the Listed Company	50,686	43,181	17.38

	Nine months ended 30 September 2017	Nine months ended 30 September 2016	Increase/ (decrease) (%)
Net cash flows from operating activities	17,163	20,569	-16.56

	Nine months ended 30 September 2017	Nine months ended 30 September 2016	Increase/ (decrease) (%)
Operating revenue	96,123	86,652	10.93
Net profit attributable to the shareholders of the Listed Company	7,050	6,441	9.46
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	6,538	5,905	10.72
Weighted average return on net assets (%)	15.09	15.34	Decreased by 0.25 percentage point
Basic earnings per share (RMB/share)	0.71	0.66	7.58
Diluted earnings per share (RMB/share)	0.71	0.66	7.58

Non-recurring gains and losses

☑ Applicable   ☐Not applicable

Unit: Million     Currency: RMB

Items	Third quarter of 2017	Nine months ended 30 September 2017	Notes
Gains and losses on disposal of non-current assets	314	675	-
Other non-operating income and expenses besides items above	160	376	-
Effect on non-controlling interests after taxation	-130	-273	-
Effect of income tax	-122	-266	-
Total	222	512	-

2.2	Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders (shareholders)	218,751

Particulars of the top ten shareholders

				Pledged or frozen shares
Name of the shareholder (in full)	Number of shares held as at the end of the reporting period	Shareholding(%)	Number of shares subject to trading restrictions	Status	Number of shares	Capacity
China Southern Air Holding Company (“CSAHC”)	4,039,228,665	40.04	0	No	-	State-owned legal entity
HKSCC Nominees Limited	1,749,514,988	17.34	0	Not known	-	Overseas legal entity
Nan Lung Holding Limited (“Nan Lung”)	1,033,650,000	10.25	0	No	-	State-owned legal entity
China Securities Finance Corporation Limited	426,867,061	4.23	0	Not known	-	State-owned legal entity
American Airlines, Inc. (“American Airlines”)	270,606,272	2.68	270,606,272	Not known	-	Overseas legal entity
National Security Fund 118	152,125,571	1.51	0	Not known	-	Domestic Non-state-owned legal entity
Central Huijin Investment Ltd	64,510,900	0.64	0	Not known	-	State-owned legal entity
Zhong Hang Xin Gang Guarantee Co., Ltd.	63,379,656	0.63	0	Not known	-	State-owned legal entity
China Merchants Securities Co., Ltd.	61,593,519	0.61	0	Not known	-	State-owned legal entity
China National Aviation Holding Company	49,253,400	0.49	0	Not known	-	State-owned legal entity

Particulars of the top ten shareholders holding

the Company’s tradable shares not subject to trading restrictions

	Number of tradable	Type and number of shares
Name of the shareholder (in full)	shares not subject to selling restrictions	Type of shares	Number of shares
CSAHC	4,039,228,665	RMB-denominated Ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,749,514,988	Overseas listed foreign shares	1,749,514,988
Nan Lung	1,033,650,000	Overseas listed foreign shares	1,033,650,000
China Securities Finance Corporation Limited	426,867,061	RMB-denominated Ordinary shares	426,867,061
National Security Fund 118	152,125,571	RMB-denominated Ordinary shares	152,125,571
Central Huijin Investment Ltd	64,510,900	RMB-denominated Ordinary shares	64,510,900
Zhong Hang Xin Gang Guarantee Co., Ltd.	63,379,656	RMB-denominated Ordinary shares	63,379,656
China Merchants Securities Co., Ltd.	61,593,519	RMB-denominated Ordinary shares	61,593,519
China National Aviation Holding Company	49,253,400	RMB-denominated Ordinary shares	49,253,400
Industrial and Commercial Bank of China-SSE 50 Trading Index Securities Investment Open-ended Fund	27,891,295	RMB-denominated Ordinary shares	27,891,295
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.
Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable.

2.3	Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period

☐ Applicable   ☑ Not applicable

3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☑ Applicable   ☐ Not applicable

Unit: Million Currency: RMB

3.1.1 Significant changes in major items in consolidated balance sheet:

Items	31 September 2017	31 December 2016	Increase/ (decrease) (%)	Main reason(s) for the change
Cash at bank and on hand	6,323	4,855	30.24	Mainly due to the increase in cash generated from operation in the reporting period
Other current liabilities	1,000	21,986	-95.45	Mainly due to the repayment of ultra-short-term financing bills in the reporting period
Other current assets	2,618	1,415	85.02	Mainly due to the increase in VAT recoverable by the end of the reporting period
Short-term loans	14,591	4,195	247.82	Mainly due to the increase of the borrowings from short-term loans in the reporting period
Taxes payable	1,692	899	88.21	Mainly due to the increase in the accrual of enterprise income tax which has not yet been paid
Long-term loans	9,599	1,069	797.94	Mainly due to the increase of the borrowings from long-term loans in the reporting period
Retained earnings	23,312	17,244	35.19	Mainly due to profits recorded in the period

Unit: Million Currency: RMB

3.1.2 Significant changes in major items in consolidated income statement:

Items	Nine months ended 30 September 2017	Nine months ended 30 September 2016	Increase/ (decrease) (%)	Main reason(s) for the change
Financial expenses	902	3,825	-76.42	Mainly due to the increase in exchange gain resulted from appreciation of the RMB against the USD in the reporting period
Other income	1,695	0	100.00	Mainly due to the reclassification of government grants which are related to operating activities, from non-operating income to other income, as per the latest relevant PRC accounting standard
Non-operating income	1,442	2,858	-49.55	Mainly due to the reclassification of government grants which are related to operating activities, from non-operating income to other income, as per the latest relevant PRC accounting standard

Unit: Million Currency: RMB

3.1.3 Significant changes in major items in consolidated cash flow statement:

Items	Nine months ended 30 September 2017	Nine months ended 30 September 2016	Increase/ (decrease) (%)	Main reason(s) for the change
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	5,057	2,050	146.68	Mainly due to the increase of Xiamen Airlines Co., Ltd.’s receipt of advance payment for aircraft on transfer of purchase quota in the reporting period
Payment of taxes and surcharges	3,208	2,158	48.66	Mainly due to the increase in payment of VAT, enterprise income tax and customs tax during the reporting period
Proceeds from investors	1,723	260	562.69	Mainly due to the receipt of subscriptions from the American Airlines
Investment income received	206	144	43.06	Mainly due to the increase in dividends received from investees
Payment for acquisition of investments	184	34	441.18	Mainly due to the payment for acquisition of equity interests in Southern Airlines Group Finance Company Limited and Beijing Xinghang Konggang Property Co., Ltd. in the reporting period
Net payment for acquisition of subsidiaries and other business units	594	190	212.63	Mainly due to the net payment for acquisition of equity interests in Zhuhai Xiang Yi Aviation Technology Company Limited in the reporting period
Proceeds from borrowings	32,347	14,900	117.09	Mainly due to the increase of borrowings in the reporting period
Proceeds from issuance of bonds	1,000	39,309	-97.46	Mainly due to the decrease in issuance of corporate bonds and short-term financing bills during the reporting period
Repayments of borrowings	41,899	66,356	-36.86	Mainly due to the decrease in the repayment of borrowings during the reporting period
Payment for dividends, profit distributions or interest	3,787	2,718	39.33	Mainly due to the increase in payment of dividends and interests during the reporting period

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☑ Applicable   ☐ Not applicable

1.	On 10 August 2017, in accordance with the subscription agreement, the Company completed the issuance of a total of 270,606,272 H ordinary shares to American Airlines at a subscription price of HK$5.74 per share. At the same time, the Company and American Airlines successfully completed the relevant subscription of shares and closing matters. For details, please refer to the Announcement of China Southern Airlines Company Limited in relation to the Completion of Issuance of H Shares to American Airlines, Inc. made by the Company on the websites of China Securities Journal, Shanghai Securities News, Securities Times and the Shanghai Stock Exchange on 11 August 2017.

2.	The Company proposed to issue A shares to not more than 10 specific investors, including CSAHC and H shares under non-public issuance to Nan Lung (or any specific wholly-owned subsidiary of CSAHC). For details of the progress of these matters, please refer to the announcements made by the Company on the websites of China Securities Journal, Shanghai Securities News, Securities Times and the Shanghai Stock Exchange on the relevant dates:

1)	On 26 June 2017, 13 resolutions including the Proposal for the Non-public Issuance of A Shares and Non-public Issuance of H Shares by the Company were passed at the fifteenth meeting of the seventh session of the Board;

2)	On 19 September 2017, 10 resolutions including the Amended Proposal for the Non-public Issuance of A Shares and Non-public Issuance of H Shares by the Company, were passed at the seventeenth meeting of the seventh session of the Board and were approved to be submitted to the shareholders’ meeting and class meetings of the holders of A shares and H shares for approval;

3)	On 21 September 2017, the Company issued the notices of the first extraordinary general meeting of 2017, the first class meeting for holders of A shares of 2017 and the first class meeting for holders of H shares of 2017; and

4)	On 24 October 2017, the Company issued the second notices of the first extraordinary general meeting of 2017, the first class meeting for holders of A shares of 2017 and the first class meeting for holders of H shares of 2017.

3.3	Undertakings of overdue performance during the reporting period

☐ Applicable   ☑ Not applicable

3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐ Applicable   ☑ Not applicable

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 October 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

4、	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 30 September 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	30 September 2017	31 December 2016
Current assets:
Cash at bank and on hand	6,323	4,855
Settlement reserves fund
Deposits with banks and other financial institutions
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable
Accounts receivable	3,653	3,009
Prepayments	1,629	1,479
Premiums receivable
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable	15
Other receivables	1,481	1,418
Purchase of financial assets resold
Inventories	1,779	1,588
Assets classified as held for sale
Non-current assets due within one year
Other current assets	2,618	1,415
Total current assets	17,498	13,764
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets	605	602
Held-to-maturity investments
Long-term receivables
Long-term equity investments	4,232	4,132
Investment properties	428	440
Fixed assets	153,813	146,388
Construction in progress	28,619	28,948
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	3,142	3,152
Development costs
Goodwill
Long-term deferred expenses	635	568
Deferred tax assets	1,687	1,721
Other non-current assets	675	746
Total non-current assets	193,836	186,697
Total assets	211,334	200,461
Current liabilities:
Short-term loans	14,591	4,195
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit or loss
Derivative financial liabilities
Bills payable		400
Accounts payable	14,439	13,021
Sales in advance of carriage	7,213	8,420
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Employee benefits payable	2,984	2,858
Taxes payable	1,692	899
Interest payable	766	844
Dividends payable	5	1
Other payables	5,388	4,749
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Liabilities classified as held for sale
Non-current liabilities due within one year	9,864	10,559
Other current liabilities	1,000	21,986
Total current liabilities	57,942	67,932
Non-current liabilities:
Long-term loans	9,599	1,069
Bonds payable	17,694	17,689
Including: Preference shares
Perpetual bonds
Long-term payables	56,605	53,527
Long-term employee benefits payable	1	6
Special payables
Provisions
Deferred income	2,756	2,600
Deferred tax liabilities	726	841
Other non-current liabilities	2,504	2,089
Total non-current liabilities	89,885	77,821
Total liabilities	147,827	145,753
Owners' equity
Share capital	10,088	9,818
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	15,114	13,951
Less: Treasury shares
Other comprehensive income	215	211
Specific reserve
Surplus reserve	1,957	1,957
Provision for ordinary risks
Retained earnings	23,312	17,244
Total equity attributable to shareholders of the Company	50,686	43,181
Non-controlling interests	12,821	11,527
Total owners' equity	63,507	54,708
Total liabilities and owners' equity	211,334	200,461

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Balance Sheet of the Company

As at 30 September 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	30 September 2017	31 December 2016
Current assets:
Cash at bank and on hand	3,842	3,202
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable
Accounts receivable	2,796	2,216
Prepayments	804	938
Interest receivable
Dividends receivable
Other receivables	894	781
Inventories	1,176	1,036
Assets classified as held for sale
Non-current assets due within one year
Other current assets	2,233	1,212
Total current assets	11,745	9,385
Non-current assets:
Available-for-sale financial assets	133	134
Held-to-maturity investments
Long-term receivables
Long-term equity investments	12,053	10,431
Investment properties	346	326
Fixed assets	119,060	114,572
Construction in progress	19,093	15,316
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	1,566	1,677
Development costs
Goodwill
Long-term deferred expenses	261	285
Deferred tax assets	1,648	1,663
Other non-current assets	548	631
Total non-current assets	154,708	145,035
Total assets	166,453	154,420
Current liabilities:
Short-term loans	13,192	3,605
Financial liabilities at fair value through profit or loss
Derivative financial liabilities
Bills payable
Accounts payable	10,652	10,030
Sales in advance of carriage	6,174	7,167
Employee benefits payable	1,933	2,194
Taxes payable	1,196	687
Interest payable	617	672
Dividends payable
Other payables	9,794	8,801
Liabilities classified as held for sale
Non-current liabilities due within one year	7,749	8,560
Other current liabilities	1,000	15,988
Total current liabilities	52,307	57,704
Non-current liabilities:
Long-term loans	8,670
Bonds payable	13,000	13,000
Including: Preference shares
Perpetual bonds
Long-term payables	48,522	46,300
Long-term employee benefits payable		5
Special payables
Provisions
Deferred income	2,048	1,995
Deferred tax liabilities
Other non-current liabilities	1,956	1,527
Total non-current liabilities	74,196	62,827
Total liabilities	126,503	120,531
Owners' equity
Share capital	10,088	9,818
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	15,021	13,918
Less: Treasury shares
Other comprehensive income	37	36
Specific reserve
Surplus reserve	1,957	1,957
Retained earnings	12,847	8,160
Total owners' equity	39,950	33,889
Total liabilities and owners' equity	166,453	154,420

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Income Statement

For the nine months ended 30 September 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Third quarter of 2017	Third quarter of 2016	Nine months ended 30 September 2017	Nine months ended 30 September 2016
1. Total revenue	35,804	32,574	96,123	86,652
Including: Operating income	35,804	32,574	96,123	86,652
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	30,748	29,104	89,346	80,533
Including: Cost of sales	28,068	25,451	81,044	69,716
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Taxes and surcharges	47	38	147	152
Selling and distribution expenses	1,748	1,698	4,918	4,633
General and administrative expenses	820	843	2,328	2,201
Financial expenses	65	1,071	902	3,825
Assets impairment losses		3	7	6
Add: Gains/(losses) arising from changes in fair value (“-” for losses)
Investment income (“-” for losses)	447	411	779	836
Including: Share of profit of associates and joint ventures	353	408	670	822
Exchange gains (“-” for losses)
Other income	360		1,695
3. Operating profit (“-” for losses)	5,863	3,881	9,251	6,955
Add: Non-operating income	613	1,121	1,442	2,858
Including: Gains on disposal of non-current assets	319	200	696	491
Less: Non-operating expenses	22	14	81	35
Including: Losses on disposal of non-current assets	5	4	21	12
4. Total profits (“-” for losses)	6,454	4,988	10,612	9,778
Less: Income tax expenses	1,444	1,146	2,402	2,243
5. Net profit (“-” for net losses)	5,010	3,842	8,210	7,535
Net profit attributable to shareholders of the Company	4,282	3,309	7,050	6,441
Non-controlling interests	728	533	1,160	1,094
6. Other comprehensive income, net of tax	9	26	6	-76
Other comprehensive income (net of tax) attributable to shareholders of the Company	8	26	4	-73
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan liability
2. Share of other comprehensive income of the equity-accounted investee
(2) Items that may be reclassified to profit or loss:	8	26	4	-73
1. Share of other comprehensive income of the equity-accounted investee	1		1
2. Gains or losses arising from changes in fair value of available-for-sale financial assets	1	-1	2	-8
3. Gains or losses arising from reclassification of held-to-maturity investments to available-for-sale financial assets
4. Effective hedging portion of gains or losses arising from cash flow hedging instruments	6	27	1	-65
5. Translation differences arising on translation of foreign currency financial statements
6. Others
Other comprehensive income (net of tax) attributable to non-controlling interests	1		2	-3
7. Total comprehensive income	5,019	3,868	8,216	7,459
Attributable to shareholders of the Company	4,290	3,335	7,054	6,368
Attributable to non-controlling interests	729	533	1,162	1,091
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.43	0.34	0.71	0.66
(2) Diluted earnings per share (RMB/share)	0.43	0.34	0.71	0.66

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Income Statement of the Company

For the nine months ended 30 September 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Third quarter of 2017	Third quarter of 2016	Nine months ended 30 September 2017	Nine months ended 30 September 2016
1. Total revenue	24,708	22,880	66,651	61,234
Less: Cost of sales	19,559	18,083	56,590	49,587
Taxes and surcharges	27	15	74	76
Selling and distribution expenses	1,213	1,224	3,390	3,325
General and administrative expenses	508	557	1,413	1,414
Financial expenses	34	936	739	3,334
Assets impairment losses		1	7	4
Add: Gains/(losses) arising from changes in fair value (“-” for losses)
Investment income (“-” for losses)	487	500	1,005	901
Including: Share of profit of associates and joint ventures	350	402	644	803
Other income	213		1,217
2. Operating profit (“-” for losses)	4,067	2,564	6,660	4,395
Add: Non-operating income	227	815	628	1,910
Including: Gains on disposal of non-current assets	-5	84	20	129
Less: Non-operating expenses	23	10	78	24
Including: Losses on disposal of non-current assets	2	4	17	8
3. Total profits (“-” for losses)	4,271	3,369	7,210	6,281
Less: Income tax expenses	946	717	1,539	1,321
4. Net profit (“-” for net losses)	3,325	2,652	5,671	4,960
5. Other comprehensive income, net of tax	7	25	1	-71
Other comprehensive income (net of tax) attributable to shareholders of the Company
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan liability
2. Share of other comprehensive income of the equity-accounted investee
(2) Items that may be reclassified to profit or loss:	7	25	1	-71
1. Share of other comprehensive income of the equity-accounted investee	1	-1	1	-1
2. Gains or losses arising from changes in fair value of available-for- sale financial assets		-1	-1	-5
3. Gains or losses arising from reclassification of held-to-maturity investments to available-for-sale financial assets
4. Effective hedging portion of gains or losses arising from cash flow hedging instruments	6	27	1	-65
5. Translation differences arising on translation of foreign currency financial statements
6. Others
6. Total comprehensive income	3,332	2,677	5,672	4,889
7. Earnings per share:
(1) Basic earnings per share (RMB/share)
(2) Diluted earnings per share (RMB/share)

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Cash Flow Statement

For the nine months ended 30 September 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Nine months ended 30 September 2017	Nine months ended 30 September 2016
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	102,151	92,532
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of financial assets at fair value through profit or loss
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges	74	12
Proceeds from other operating activities	2,026	1,771
Sub-total of operating cash inflows from operating activities	104,251	94,315
Payment for goods and services	67,070	57,149
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Payment to and for employees	15,826	13,149
Payment of taxes and surcharges	3,208	2,158
Payment for other operating activities	984	1,290
Sub-total of cash outflows from operating activities	87,088	73,746
Net cash flows from operating activities	17,163	20,569
2. Cash flows from investment activities:
Proceeds from disposal of investments	7
Investment income received	206	144
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	5,057	2,050
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	93	80
Sub-total of cash inflows from investing activities	5,363	2,274
Payment for acquisition of fixed assets, intangible assets and other long-term assets	9,601	8,725
Payment for acquisition of investments	184	34
Net increase in pledged loans
Net payment for acquisition of subsidiaries and other business units	594	190
Payment for other investing activities
Sub-total of cash outflows from investment activities	10,379	8,949
Net cash flows from investing activities	-5,016	-6,675
3. Cash flows from financing activities:
Proceeds from investors	1,723	260
Including: Proceeds from non-controlling shareholders of subsidiaries	404	260
Proceeds from borrowings	32,347	14,900
Proceeds from issuance of bonds	1,000	39,309
Proceeds from other financing activities
Sub-total of cash inflows from financing activities	35,070	54,469
Repayments of borrowings	41,899	66,356
Payment for dividends, profit distributions or interest	3,787	2,718
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries	232	73
Payment for acquisition of non-controlling interest of subsidiaries		238
Payment for other financing activities
Sub-total of cash outflows from financing activities	45,686	69,312
Net cash flows from financing activities	-10,616	-14,843
4. Effect of changes in exchange rate on cash and cash equivalents	-27	9
5. Net increase in cash and cash equivalents	1,504	-940
Add: Cash and cash equivalents at the beginning of the period	4,720	5,487
6. Cash and cash equivalents at the end of the period	6,224	4,547

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Cash Flow Statement of the Company

For the nine months ended 30 September 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Nine months ended 30 September 2017	Nine months ended 30 September 2016
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	70,692	65,707
Refund of taxes and surcharges	34
Proceeds from other operating activities	1,476	1,563
Sub-total of operating cash inflows from operating activities	72,202	67,270
Payment for goods and services	46,396	38,535
Payment to and for employees	11,241	10,481
Payment of taxes and surcharges	2,085	1,143
Payment for other operating activities	688	730
Sub-total of cash outflows from operating activities	60,410	50,889
Net cash flows from operating activities	11,792	16,381
2. Cash flows from investment activities:
Proceeds from disposal of investments
Investment income received	556	231
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	333	324
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	44	25
Sub-total of cash inflows from investing activities	933	580
Payment for acquisition of fixed assets, intangible assets and other long-term assets	6,582	2,206
Payment for acquisition of investments	416	279
Net payment for acquisition of subsidiaries and other business units	680	400
Payment for other investing activities
Sub-total of cash outflows from investment activities	7,678	2,885
Net cash flows from investing activities	-6,745	-2,305
3. Cash flows from financing activities:
Proceeds from investors	1,319
Proceeds from borrowings	29,006	11,745
Proceeds from issuance of bonds	1,000	28,000
Proceeds from other financing activities
Sub-total of cash inflows from financing activities	31,325	39,745
Repayments of borrowings	32,492	52,292
Payment for dividends, profit distributions or interest	3,217	2,361
Payment for other financing activities
Sub-total of cash outflows from financing activities	35,709	54,653
Net cash flows from financing activities	-4,384	-14,908
4. Effect of changes in exchange rate on cash and cash equivalents	-25	8
5. Net increase in cash and cash equivalents	638	-824
Add: Cash and cash equivalents at the beginning of the period	3,120	3,080
6. Cash and cash equivalents at the end of the period	3,758	2,256

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

4.2	Audited Report

☐ Applicable ☑ Not applicable